SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Putnam Investment Grade Municipal Trust
(PGM)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

746805100
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2006
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 6 pages)
(There are No Exhibits)




Item 1.  Security and Issuer

Common Stock
Putnam Investment Grade Municipal Trust
Putnam Investment Management
One Post Office Square
Boston, Massachusetts 02109


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation ? Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).

(d)  None of George W. Karpus, Jo Ann Van Degriff, or Sophie Karpus
(?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 1,807,910 shares of PGM on behalf of accounts that are managed by KIM (?the Accounts?) under limited powers of attorney, which represents 8.43% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end fund sector, the profile of PGM fit the investment guidelines for various Accounts. Shares have been acquired since April 20, 2005.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM owns 1,807,910 shares, which represents 8.43% of the outstanding shares. George W. Karpus presently owns 44,600 shares purchased on July 6, 2005 at $9.64 (13,450 shares), July 7 at $9.67 (2500 shares), July 8 and 13 at $9.65 (2250 shares), July 18 at $9.66 (800 shares), December 5 and 8 at $9.35 (23,000), December
7 at $9.32 (2600 shares) and January 9, 2006 at $9.54 (4,000 shares). Jo
Ann Van Degriff presently owns 7,375 shares purchased on June 20,
 2005 at $9.70 (540 shares), June 21 at $9.68 (720 shares), June 23 at $9.66 (200 shares), June 28 at $9.62 (400 shares), June 29 at $9.61
(85 shares), August 12 at $9.58 (1000 shares), November 29 at
$9.30 (620 shares), November 30 at $9.32 (150 shares), December 2 and
19 at $9.33 (700 shares), December 5 at $9.35 (50 shares), December 6 at $9.36 (50 shares), December 7 and 12 at $9.32 (750 shares), December 13 at $9.34 (150 shares), December 14 at $9.39 (140 shares), December 20 at $9.23 (100 shares), December 21 at $9.24 (100 shares), December 22 at
$9.31 (100 shares), December 28 and 29 at $9.37 (520 shares) and
January 9, 2006 at $9.54 (1,000 shares). Karpus Management, Inc. presently owns 6,990 shares purchased on July 5 and 8, 2005 at $9.65 (100 shares), July 6 at $9.64 (300 shares), July 7 at $9.68 (50 shares), July 18 and 19 at $9.66 (250 shares), July 21 and 26 at $ 9.62 (100 shares), August 11 at $9.60 (150 shares), August 16 and 26 at $9.61 (200 shares), August
17, 25, and 29 at $9.62 (350 shares), August 18 and 30 at $9.63
(150 shares), August 31 at $9.66 (100 shares), September 28 at $9.53
(50 shares), October 18, 20, and 21 at $9.31 (300 shares), October
19 at $9.35 (150 shares), November 10 at $9.24 (250 shares), November
11 at $9.20 (400 shares), November 14 at $9.14 (350 shares), November
16 at $9.17 (100 shares), November 17 at $9.18 (100 shares), November
21 at $9.21 (50 shares), November 25 at $9.29 (100 shares), November
28 at $9.30 (400 shares), December 6 and 27 at $9.36 (900 shares),
December 7 at $9.32 (150 shares), December 15 at $9.40 (50 shares),
December 16 at $9.41 (250 shares), December 19 at $9.33 (800 shares), December 20 at $9.23 (100 shares), December 23 at $9.30 (100 shares), December 28 at $9.39 (250 shares), December 29 at $9.37
(180 shares), January 3, 2006 at $9.42 (60 shares), January 9, 2006 at
$9.54 (50 shares) and January 12, 2006 at $9.55 (100 shares). Urbana Partners, L.P. is a hedge fund managed by Karpus Investment
Management, of which George W. Karpus owns 5.71%.  Urbana
Partners, L.P. currently owns 10,000 shares. None of the other Principals of KIM currently own shares of PGM.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
12/1/2006
5700
9.28

1/3/2006
8000
9.41
12/2/2006
12,800
9.25

1/5/2006
5800
9.45
12/5/2006
26,700
9.33

1/6/2006
8800
9.52
12/6/2006
66,200
9.37

1/9/2006
41300
9.54
12/7/2006
23,600
9.23

1/10/2006
14500
9.53
12/8/2006
18,500
9.40

1/12/2006
9600
9.55
12/9/2006
6500
9.25

1/13/2006
100
9.53
12/12/2006
9100
9.26

1/17/2006
1300
9.58
12/13/2006
23,900
9.29

1/18/2006
8300
9.65
12/14/2006
22,200
9.37

1/18/2006
-750
9.67
1/12/1900
4900
9.05

1/19/2006
10950
9.69
12/16/2006
41,000
9.40

1/20/2006
2100
9.61
12/19/2006
197,400
9.37

1/23/2006
3400
9.68
12/20/2006
28,500
9.05

1/24/2006
4700
9.77
12/21/2006
21,400
9.15

1/25/2006
500
9.70
12/22/2006
30,600
9.21

1/26/2006
8900
9.69
12/23/2006
40,000
9.22

1/27/2006
1700
9.64
12/27/2006
45,700
9.35

1/30/2006
18100
9.65
12/28/2006
37,400
9.05

1/31/2006
18100
9.62
12/29/2006
36,480
9.16




12/30/2006
2,100
9.00





The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangement, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the PGM securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable

SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Karpus Management, Inc.



By:
Name:  	Sharon  L.Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Dated:  	February 9, 2006